Exhibit 99.1

No.1000 Jinhai Road 12F Block 16 Pudong New District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Eshallgo Inc. (Nasdaq: EHGO) Expands into Enterprise-Level AI Solutions: Targeting China's Rapidly Growing Intelligent Office Market

SHANGHAI, July 22, 2025 — Eshallgo Inc. (“Eshallgo” or the “Company”) (Nasdaq: EHGO), a leading provider of integrated office solutions in China, today announced the official launch of its new business initiative focused on enterprise-level artificial intelligence (AI). The Company is leveraging its extensive office services infrastructure to enter the intelligent office AI segment through a fully integrated hardware-software platform, accelerating its presence in one of China’s most dynamic digital transformation markets.

As part of this initiative, Eshallgo has launched a suite of scenario-specific AI solutions designed to address critical needs in enterprise environments. These include intelligent document management, automated task routing, smart procurement assistance, and cybersecurity-enhanced collaboration tools. In collaboration with Eshallgo's AI unit, EHGO will jointly develop enterprise-grade intelligent applications tailored to real-world business workflows, marking a strategic step forward in delivering AI-driven operational efficiency to enterprise clients.

"With our official entry into the enterprise AI sector, Eshallgo is not just adapting to the future — we are building it," said Qiwei Miao, Chief Executive Officer of Eshallgo. "Our vision is to empower every enterprise with intelligent tools that create value through automation, security, and strategic insight. We believe this transformative growth will unlock significant long-term shareholder value."

Well- Positioned to Capture Value in a Multi-Billion Dollar Intelligent Office Opportunity

According to data from the China Academy of Information and Communications Technology (CAICT), the total value of China's AI industry exceeded RMB 700 billion (~USD 96 billion) in 2025, with sustained annual growth above 20%. Within this, the enterprise-focused AI application market is expanding rapidly as businesses modernize office operations, streamline internal processes, and integrate AI-driven automation.

Zheshang Securities projects that China's AI all-in-one device segment alone will grow from RMB 123.6 billion (~USD 17 billion) in 2025 to over RMB 520.8 billion (~USD 71 billion) by 2027, reflecting a compound annual growth rate (CAGR) exceeding 60%.

No.1000 Jinhai Road 12F Block 16 Pudong New District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Globally, the market for AI in enterprise applications is expected to reach USD 200 billion by 2026, driven by increasing demand for intelligent workflow automation, secure knowledge management, and real-time decision support systems.

From Office Solutions to Smart Enterprise Enablement

As generative AI and large language models unlock new levels of functional intelligence, enterprises are under pressure to modernize legacy systems and accelerate digital transformation. Eshallgo, with years of experience in office integration and a nationwide enterprise customer base, is well-positioned to bring AI innovation directly into business environments.

The Company is launching a new suite of scenario-specific AI solutions designed to address critical needs in enterprise environments, including:

•	Workflow automation and internal process optimization
•	Cost reduction through intelligent resource scheduling
•	Enhanced competitiveness via real-time analytics and smart decision tools
•	Robust data security and compliance enforcement
•	Smarter collaboration across hybrid and distributed teams

Enterprise AI Product Roadmap and Commercialization Milestone

Eshallgo has partnered with domestic AI R&D teams to jointly develop enterprise-grade intelligent applications. The Company recently completed internal testing for its flagship enterprise-level AI platform, with a working demo now available for selected enterprise customers. This marks a key milestone on Eshallgo’s path to commercializing intelligent office solutions tailored to the needs of China’s enterprise clients.

Fulfilling Unmet Demand in Enterprise AI Scenarios

The initial product suite will include intelligent document management, automated task routing, smart procurement assistance, and cybersecurity-enhanced collaboration tools—all designed with modular architecture for integration into existing IT systems. Eshallgo’s goal is to address previously underserved enterprise use cases where traditional software lacks real-time learning, adaptive workflows, or decision-making automation.

By focusing on scenario-based intelligence, Eshallgo aims to close a critical gap in China’s enterprise AI landscape while creating value through efficiency, security, and agility in day-to-day business operations.

No.1000 Jinhai Road 12F Block 16 Pudong New District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

About eShallgo, Inc.

eShallgo, Inc. (Nasdaq: EHGO) is one of the leading digital-first office solution providers headquartered in Shanghai, China. Through its integrated platform, the Company offers enterprise-grade hardware, printing services, software subscriptions, and technical support to small and medium-sized businesses across China. Leveraging data analytics and automation, eShallgo delivers cost-efficient and scalable solutions that empower businesses to digitize and streamline their back-office operations. For more information and real-time investor updates, please visit the Company’s new investor portal at ir.eshallgo.com. Follow us on social media: LinkedIn, Facebook, and X.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – eShallgo, Inc.
ir@eshallgo.com